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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 13E-4

                          Issuer Tender Offer Statement
                          (Pursuant to Section 13(e)(1)
                     of the Securities Exchange Act of 1934)

                           RenaissanceRe Holdings Ltd.
                                (Name of Issuer)

                           RenaissanceRe Holdings Ltd.
                      (Name of Person(s) Filing Statement)

                                  Common Shares
                            Par Value $1.00 per Share
                         (Title of Class of Securities)

                                   G7496G 10 3
                      (CUSIP Number of Class of Securities)

                                James N. Stanard
                      President and Chief Executive Officer
                           RENAISSANCERE HOLDINGS LTD.
                                Renaissance House
                               8-12 East Broadway
                             Pembroke HM 19 Bermuda
                                 (441) 295-4513

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                               John S. D'Alimonte
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000

                                December 23, 1996
                    (Date Tender Offer First Published, Sent
                          or Given to Security Holders)

                            CALCULATION OF FILING FEE

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            Transaction Valuation*          Amount of Filing Fee
                $28,055,055.00                   $5,612.00
--------------------------------------------------------------------------------

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* Based upon the purchase of 813,190 Common Shares at $34.50 cash per share.

--------------------------------------------------------------------------------
 Check here if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

--------------------------------------------------------------------------------
Amount Previously Paid:  $5,612.00
--------------------------------------------------------------------------------
Form or Registration No.:  Schedule 13E-4
Filing Party:  RenaissanceRe Holdings Ltd.
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Date Filed:  December 23, 1996



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         This Amendment No. 1 (the "Final Amendment") amends and supplements the
Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"), dated December 23, 1996, filed by RenaissanceRe Holdings Ltd., a Bermuda company (the "Company"), relating to the Company's offer to purchase up to 813,190 of its Common Shares, par value $1.00 per share (the "Shares"), at a purchase price of $34.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase dated December 23, 1996 and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits 9(a)(1) and 9(a)(2), respectively, to the Statement. This Final Amendment is being filed by the Company in connection with the expiration of the Offer. Capitalized terms used herein but not otherwise defined shall have the respective meanings assigned to such terms in the Offer to Purchase.

Item 1.  Security and Issuer.

         The Offer expired as scheduled at 12:00 midnight, New York City time, on January 22, 1997. Pursuant to the Offer, 1,941,575 Shares were validly tendered and not withdrawn. The Company accepted for payment 813,190 of the Shares tendered at a purchase price of $34.50 per Share, net to the seller in cash, for a total aggregate purchase price of $28,055,055. As a result of the oversubscription, the number of Shares purchased from each tendering shareholder, other than Odd-Lot Holders, was subject to a proration factor of
41.71216 percent. After purchasing such Shares for cancellation pursuant to the Tender Offer, the Company will have approximately 22.7 million Shares outstanding.

Item 8.  Additional Information.

         On January 23, 1997, the Company issued a press release (a copy of which is attached hereto as Exhibit 9(a)(10) and incorporated herein by reference) announcing that, based upon the preliminary results of the Offer, it would accept 813,190 Shares for purchase and cancellation at a purchase price of $34.50 per Share, net to the seller in cash, and accordingly estimated that if all Shares subject to guaranteed delivery procedures were delivered, the preliminary proration factor applicable to the Offer would be approximately 41.5%. On January 29, 1997, the Company issued a press release (a copy of which is attached hereto as Exhibit 9(a)(11) and incorporated herein by reference) announcing that the Company had accepted for purchase and cancellation 813,190 Shares at $34.50 per Share, net to the seller in cash, in accordance with the terms of the Offer and prorated such 813,190 Shares purchased for cancellation in the Offer in the manner described in the Offer to Purchase. All of the approximately 5,691 Shares validly tendered and not withdrawn by Odd Lot Holders were accepted for purchase and cancellation. The Company also announced that the proration factor applicable to the Offer was 41.71216%.



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Item 9.  Material to be Filed as Exhibits.

         Item 9 is hereby amended to include the following additional exhibits:

         (a)(10)           Press Release issued by the Company, dated
                           January 23, 1997.

         (a)(11)           Press Release issued by the Company, dated
                           January 29, 1997.



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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              By:  /s/ Keith S. Hynes
                                              Name:    Keith S. Hynes
                                              Title:   Senior Vice President
                                                         and Chief Financial
                                                         Officer


Dated:   January 30, 1997



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                                  EXHIBIT INDEX


Exhibit No.       Description

(a)(10)           Press Release issued by the Company, dated January 23, 1997.

(a)(11)           Press Release issued by the Company, dated January 29, 1997.